Exhibit 99.1
Press Release
Brussels / 25 October 2018 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 3Q18 and 9M18 versus the same period of last year. For important notes and disclaimers please refer to page 15.

Anheuser-Busch InBev reports Third Quarter 2018 and

Nine Months 2018 Results

HIGHLIGHTS

•

Revenue: Revenue grew by 4.5% in the quarter, with revenue per hl growth of 4.2%. On a constant geographic basis, revenue per hl grew by 4.4%, driven by revenue management initiatives and continued strong premium brand performances. In 9M18, revenue grew by 4.6% with revenue per hl growth of 4.3%. On a constant geographic basis, revenue per hl grew by 4.6%.

•

Volume: Total volumes grew 0.2% in the quarter, as own beer volumes grew by 0.5% and non-beer volumes were down by 2.4%. Good growth in own beer volumes achieved in Europe, Mexico and many African markets was partially offset by Brazil and Argentina. In 9M18, total volumes were up 0.3% with own beer volumes up 0.6% and non-beer volumes down 3.1%.

•

Global Brands: Combined revenues of our global brands, Budweiser, Stella Artois and Corona, continued to grow this quarter, with revenues up 7.7% globally and 10.6% outside of their home markets. In 9M18, the combined revenues grew by 8.7% globally and by 13.3% outside of their home markets.

•

Cost of Sales (CoS): CoS increased by 6.3% in 3Q18 and by 5.9% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.9%, driven primarily by an increase in year-over-year commodity prices and partially offset by synergy capture. In 9M18, CoS grew by 4.1% and by 3.8% on a per hl basis, while on a constant geographic basis CoS per hl increased by 4.2%.

•

EBITDA: EBITDA grew by 7.5% in 3Q18 with margin expansion of 116 bps to 40.3% as a result of    top-line growth and aided by synergies and cost savings, partially offset by increased commodity prices. In 9M18, EBITDA grew by 7.1% and EBITDA margin expanded by 92 bps to 39.4%.

•

Net finance results: Net finance costs (excluding non-recurring net finance costs) were 1 787 million USD in 3Q18 as compared to 1 135 million USD in 3Q17. The increase was predominantly due to a mark-to-market loss of 616 million USD in 3Q18 linked to the hedging of our share-based payment programs, compared to a gain of 240 million USD in 3Q17, resulting in a swing of 856 million USD. Net finance costs were 4 603 million USD in 9M18 as compared to 4 255 million USD in 9M17.

•	Income taxes: Normalized effective tax rate increased to 25.3% in 3Q18 from 16.7% in 3Q17 and increased to 26.0% in 9M18 from 19.1% in 9M17.

•

Profit: Normalized profit attributable to equity holders of AB InBev was 1 614 million USD in 3Q18 as compared to 2 582 million USD in 3Q17 and was 5 219 million USD in 9M18 compared to 5 913 million USD in 9M17. Normalized profit was negatively impacted during the quarter by mark-to-market losses linked to the hedging of our share-based payment programs. Excluding the impact of the mark-to-market losses, normalized profit attributable to equity holders of AB InBev was 2 230 million USD in 3Q18 as compared to 2 342 million USD in 3Q17 and was 6 093 million USD in 9M18 as compared to 5 808 million USD in 9M17.

•

Earnings per share (EPS): Normalized EPS decreased from 1.31 USD in 3Q17 to 0.82 USD in 3Q18 and from 3.00 USD in 9M17 to 2.64 USD in 9M18. Normalized earnings per share excluding mark-to-market losses linked to the hedging of our share-based payment programs and the impact of hyperinflation (underlying EPS) decreased from 1.19 USD in 3Q17 to 1.16 USD in 3Q18 and increased from 2.95 USD in 9M17 to 3.11 USD in 9M18.

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•

Interim Dividend: The AB InBev board has approved an interim dividend of 0.80 EUR per share for the fiscal year 2018. Please refer to our management comments on page 3 for more details. Information regarding the ex-coupon, record and payment dates are shown on page 14.

•	Hyperinflation: In accordance with IFRS rules, we are required to apply hyperinflation accounting in Argentina as of 1 January 2018. Additional details can be found on page 13.

•	Combination with SAB: The business integration is progressing well, with synergies and cost savings of 229 million USD captured during 3Q18 and 588 million USD captured during 9M18.

Figure 1. Consolidated performance (million USD)
	3Q17	3Q18	Organic
			growth
Total Volumes (thousand hls)	161 045	146 187	0.2%
AB InBev own beer	132 725	129 628	0.5%
Non-beer	27 085	15 224	-2.4%
Third party products	1 234	1 335	9.3%
Revenue	14 740	13 282	4.5%
Gross profit	9 194	8 299	3.5%
Gross margin	62.4%	62.5%	-62 bps
Normalized EBITDA	5 733	5 358	7.5%
Normalized EBITDA margin	38.9%	40.3%	116 bps
Normalized EBIT	4 681	4 308	7.1%
Normalized EBIT margin	31.8%	32.4%	82 bps

Profit attributable to equity holders of AB InBev	2 055	956
Normalized profit attributable to equity holders of AB InBev	2 582	1 614

Earnings per share (USD)	1.04	0.48
Normalized earnings per share (USD)	1.31	0.82
	9M17	9M18	Organic
			growth
Total Volumes (thousand hls)	466 595	424 703	0.3%
AB InBev own beer	380 938	375 612	0.6%
Non-beer	82 217	45 298	-3.1%
Third party products	3 440	3 793	11.0%
Revenue	41 844	40 369	4.6%
Gross profit	25 624	25 203	4.9%
Gross margin	61.2%	62.4%	18 bps
Normalized EBITDA	15 895	15 915	7.1%
Normalized EBITDA margin	38.0%	39.4%	92 bps
Normalized EBIT	12 741	12 752	7.7%
Normalized EBIT margin	30.4%	31.6%	92 bps

Profit attributable to equity holders of AB InBev	4 963	3 911
Normalized profit attributable to equity holders of AB InBev	5 913	5 219

Earnings per share (USD)	2.52	1.98
Normalized earnings per share (USD)	3.00	2.64

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Figure 2. Volumes (thousand hls)
	3Q17	Scope	Organic	3Q18	Organic growth
			growth		Total	Own beer
					Volume	volume
North America	30 109	15	- 139	29 985	-0.5%	-0.5%
Latin America West	28 012	- 4	454	28 462	1.6%	1.3%
Latin America North	27 943	- 52	- 687	27 204	-2.5%	-2.0%
Latin America South	7 811	22	- 389	7 444	-5.1%	-5.2%
EMEA	35 828	-14 888	862	21 803	4.1%	4.7%
Asia Pacific	31 037	7	246	31 290	0.8%	0.8%
Global Export and Holding Companies	304	- 305	1	-	-	-
AB InBev Worldwide	161 045	-15 205	348	146187	0.2%	0.5%
	9M17	Scope	Organic	9M18	Organic growth
			growth		Total	Own beer
					Volume	volume
North America	87 265	76	-2730	84 612	-3.1%	-3.2%
Latin America West	81 200	-25	3 897	85 071	4.8%	5.6%
Latin America North	84 493	-177	-2966	81 350	-3.5%	-2.2%
Latin America South	23 630	43	436	24 110	1.9%	2.4%
EMEA	105 454	-42 683	922	63 692	1.5%	1.6%
Asia Pacific	83 605	73	1 713	85 391	2.0%	1.8%
Global Export and Holding Companies	948	- 458	- 13	478	-2.7%	-2.7%
AB InBev Worldwide	466 595	-43 151	1 259	424 703	0.3%	0.6%

MANAGEMENT COMMENTS

Our capital allocation priorities remain unchanged. The first priority for the use of cash is to invest behind our brands and to take full advantage of the organic growth opportunities in our business. Second, deleveraging to around a 2x net debt to EBITDA ratio remains our commitment, and we will prioritize debt repayment in order to meet this objective. Third, with respect to M&A, we will continue to consider suitable opportunities when and if they arise, subject to our strict financial discipline and deleveraging commitment. Our fourth priority is returning excess cash to shareholders in the form of dividends and share buybacks.

Consistent with these long-standing capital allocation priorities and in light of recent currency volatility, we are rebasing our dividend payout to accelerate deleveraging toward our optimal capital structure of around a 2x net debt to EBITDA ratio while continuing to prioritize investment in organic growth opportunities and creating greater financial flexibility.

The AB InBev Board has approved an interim dividend of 0.80 EUR per share for the fiscal year 2018. In addition, the AB InBev Board intends to propose a final dividend of 1.00 EUR per share for the fiscal year 2018, to be paid in May 2019, subject to the annual shareholders’ meeting approval, which would result in a total dividend payment for the fiscal year 2018 of 1.80 EUR per share.

Following this rebase of 50%, we expect dividends to be a growing flow over time in line with the non-cyclical nature of our business. However, growth in the short term is expected to be modest given the importance of deleveraging.

On the operational side, our business delivered revenue growth of 4.5% driven by beer volume growth of 0.5% and enhanced by our revenue management and premiumization initiatives across the globe. A diverse group of markets contributed to this growth, including China, Mexico, Western Europe and many of our African markets. At the same time, we faced macroeconomic challenges in relevant markets such as Brazil, Argentina and South Africa.

We continue to employ the category expansion framework and market maturity model across our footprint, which allows us to develop differentiated portfolios and strategies to meet the diverse needs of

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consumers. These strategic frameworks enable us to share best practices across our markets to ensure that successes are amplified throughout our business.

Premiumization remains a growing trend across markets of varying levels of maturity. Our robust portfolio of brands positions us to capitalize on this growth especially through our High End Company, which continues to grow revenue by double-digits, and our global brand portfolio.

Our global brands delivered another strong quarter, with revenue growth of 7.7% globally and of 10.6% outside their home markets, where they command a price premium. Budweiser grew by 6.4% globally and by 9.3% outside of the US as it continued to reap the benefits of our biggest campaign ever as the global sponsor of the 2018 FIFA World Cup 2018 RussiaTM. Stella Artois grew revenues by 5.7% globally with good contributions from Brazil, Canada and South Korea. Corona continued to lead the portfolio with revenues up by 10.6% globally and by 18.0% outside of Mexico driven by China, Colombia and the UK as well as a solid performance in its home country of Mexico.

Category expansion is also enhanced through affordability initiatives, as it is crucial to have a portfolio of affordable options to engage our consumers at accessible price points in many of our low and middle maturity markets. This quarter, we launched a new brand called “Nossa” in the northeast region of Brazil, brewed with local cassava in the State of Pernambuco. This initiative was launched to drive our affordability platform and is a prime example of leveraging the intellectual synergies from our combination with SAB. We are also seeing strong penetration of our 1L returnable glass bottles in South Africa, a pack format launched last year that offers consumers a lower per unit cost and has been a successful commercial initiative for many years in our Latin American markets. Affordability initiatives such as these support beer category growth and enable us to offer consumers a variety of options which can be particularly relevant in challenging macroeconomic environments while preserving or even enhancing our margins.

EBITDA grew by 7.5% in 3Q18 with margin expansion of 116 bps to 40.3%. This result was driven by top-line growth, strong cost discipline and the phasing of sales and marketing investments, though partially offset by the year-over-year increase in commodity prices. Synergy capture of 229 million USD from the combination with SAB contributed to EBITDA growth and margin expansion as well.

Earlier this year, we announced our 2025 Sustainability Goals. While we have a strong track record in sustainability, we know that today’s greatest challenges require collaborative efforts. That is why in August we launched our 100+ Accelerator and issued ten challenges in water stewardship, farmer productivity, product upcycling, responsible sourcing, green logistics and more. We received over 600 submissions from around the globe and selected 21 start-ups to join the program, which began this month with a three-day workshop in New York City. In 2019, the start-ups will pitch their solutions in front of our top leaders and an external audience for potential funding. The 100+ Accelerator will be an annual program. For more information please visit www.100accelerator.com.

We have a long history of operating in emerging markets and recognize that they are inherently volatile. Our ownership culture requires us to take a long-term view of our business and weather such volatility to pursue the growth opportunities that are also characteristic of these markets. We believe we have the right people, portfolio and strategy in place to deliver long-term, sustainable growth and expand the global beer category, and we remain confident that we will continue to accelerate our EBITDA organic growth rate in the balance of the year.

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United States

In the US, our revenues grew by 1.5% in 3Q18 and declined by 1.4% in 9M18. We saw continued growth in revenue per hl of 2.0% in both the quarter and year-to-date, driven by revenue management initiatives and favorable brand mix. We estimate that industry sales-to-retailers (STRs) declined by 0.5% in 3Q18, positively impacted by the timing of the Fourth of July holiday. Our STRs decreased by 1.5% in 3Q18, our best comparative performance in the past eight quarters, while our sales-to-wholesalers (STWs), which drive our financials, decreased by 0.5% as we started to see our STWs catching up to STRs this quarter. In 9M18, our STRs were down by 2.6% and our STWs were down by 3.4%, and we continue to expect STRs and STWs to converge on a full year basis.

We continue to see the progress of our commercial strategy, with an estimated decline in total market share of 50 bps in 3Q18 and a decline of 45 bps in 9M18, which represents an improvement in our market share loss trend of 30 bps versus last year.

Our Above Premium portfolio performed well again this quarter, gaining an estimated 90 bps of share. This result was primarily driven by the continued growth of Michelob Ultra and the successful launch of Michelob Ultra Pure Gold earlier this year, which kept the brand family as the top share gainer in the US for the fourteenth consecutive quarter. Our other Above Premium innovations are also outperforming the market, with the Budweiser Reserve Series and Bud Light Orange among the top 15 share gainers in the US this quarter according to IRI.

Within their segments, Budweiser and Bud Light are performing better than prior year trends. However, the Premium and Premium Light segments remain under pressure, as consumers trade up to higher price tiers, contributing to Budweiser and Bud Light losing 35 bps and 90 bps of estimated total market share, respectively, in 3Q18. The launches of our Above Premium innovations, specifically the Budweiser Reserve series and Bud Light Orange, leverage the strong brand equity of Budweiser and Bud Light and are in line with this premiumization trend, are lifting the overall performance of both brand families.

Our EBITDA declined by 1.9% in 3Q18, with a positive top-line performance more than offset by commodity headwinds as well as higher SG&A due to the timing of variable compensation accruals. This led to an EBITDA margin contraction of 142 bps to 40.5% in the quarter. In 9M18, EBITDA decreased by 4.8% with margin contraction of 144 bps to 39.9%.

Mexico

Mexico delivered another solid quarter with high single digit revenue growth driven by mid-single digit revenue per hl growth, in line with inflation, and low-single digit volume growth considering the historical slowdown in public investment following the elections. In 9M18, we delivered double-digit revenue growth with high single digit volume growth and mid-single digit revenue per hl growth.

Our full brand portfolio continued to perform well, supported by strong trade execution, product availability and our balanced revenue management strategy. The category expansion framework has enabled us to sharpen the positioning of our brands, especially in the core segment through increased differentiation of our classic lager and easy drinking portfolio. This quarter Bud Light launched a bold and impactful campaign aimed at discouraging drinking and driving, which led to a surge of earned media content and helped to spread the brand’s message. We also continue to see our premium portfolio contribute meaningfully to revenue growth, led by Michelob Ultra and Stella Artois which both grew by double-digits.

In 3Q18, healthy top-line growth was supported by strong cost efficiencies and capacity enhancements which decreased our logistics costs, driving EBITDA growth of 18.9% with margin expansion of 444 bps to 47.3%. In 9M18, EBITDA grew by 17.3% with margin expansion of 212 bps to 44.8%.

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Colombia

Our Colombian business delivered good results once again this quarter with revenue growth of 5.2%. Beer volumes grew 2.3%, though non-beer volumes declined by 1.4%, resulting in total volume growth of 1.8% and revenue per hl growth of 3.4%. Year-to-date revenue grew by 7.9% with volume growth of 3.3% (beer up 3.7%, non-beer up 0.1%) and revenue per hl growth of 4.5%.

In Colombia, we are focused on growing the beer category through premiumization initiatives coupled with elevating and differentiating the core portfolio. In the premium space, our global brand portfolio continues to lead the way, with volumes almost doubling so far this year and Budweiser performing especially well. Our local brands also contributed meaningfully to our results this quarter, with Aguila volumes up by more than 50% following a successful 2018 FIFA World Cup RussiaTM activation that continued throughout the summer. We also launched a new and improved visual brand identity for Poker, our largest brand. The beer category continues to expand, as we gained an estimated 80 bps of share of total alcohol in the quarter.

EBITDA grew by 28.6% this quarter with margin expansion of more than 1 000 bps. This result was driven by revenue growth and enhanced by continued synergy capture, the phasing of sales and marketing expenses and higher other operating income resulting from the favorable settlement of a legal claim. In 9M18, EBITDA grew by 19.4% with margin expansion of more than 500 bps.

Brazil

Revenue grew by 2.1% in 3Q18, though volumes declined by 3.3% with beer volumes down 3.1% and non-beer volumes down 3.9%. This follows a price increase for beer within the quarter, which was similar to last year’s timing. As a result, revenue per hl grew by 5.6%. The beer industry declined by approximately 2.5% as the consumer environment in Brazil remains challenging given marginal growth in disposable income and negative consumer confidence. For 9M18, revenue grew by 2.9% with volume declines of 4.6% (beer declined 3.4%, non-beer declined 8.2%) and revenue per hl growth of 7.9%.

Despite the macroeconomic volatility, we remain focused on what we can impact and influence in our business and saw many positive developments in our portfolio this quarter. Premiumization remains a growing trend in Brazil and we saw healthy growth across our premium portfolio, contributing positively to brand mix. Our global brand portfolio accelerated its growth this quarter, with all three brands growing by over 40% with Corona leading the group, up by more than 75%. Our core plus portfolio almost doubled its volume in the quarter as well, and was enhanced by our recent line extension, Skol Hops.

On the other end of the price spectrum, we are applying the learnings from the category expansion framework to drive our affordability initiatives in Brazil by replicating best practices from other markets, especially in less mature regions of the country. This quarter we launched a new brand called “Nossa” in the State of Pernambuco, brewed with cassava produced by local farmers. “Nossa” enables the development of the local economy and enhances the culture of the State of Pernambuco, all while delivering healthy margins at an affordable price point to the consumer.

EBITDA grew by 13.8% in 3Q18 with margin expansion of 446 bps to 43.6%, driven by top-line growth and enhanced by the phasing of sales and marketing expenses as well as significantly lower CoS for our non-beer business. This was mainly driven by cost phasing which is expected to normalize on a full year basis and helped by lower sugar prices. In 9M18, EBITDA was up 11.5% with margin expansion of 327 bps to 42.1%.

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South Africa

In South Africa, the VAT increase as of 1 April 2018 and numerous petrol price increases continued to have a negative impact on consumer disposable income. Our revenue declined by mid-single digits, with both volumes and revenue per hl down by low single digits. The volume decline was primarily caused by                out-of-stocks due to supply constraints, which we expect to normalize heading into the 4Q high season. Additionally, the decrease in revenue per hl was driven primarily by a short-term mix impact. In 9M18, revenue decreased by low single digits with volume down by high single digits.

In line with our affordability strategy, the 1L returnable glass bottle has significantly increased its penetration over the course of the year. Carling Black Label, our largest core brand, continues to benefit from its award-winning campaign #NoExcuse and delivered high single digit volume growth. Castle Lite was disproportionately impacted by the out-of-stock issue. Our premium and super premium portfolio continues to grow by triple-digits, now benefitting from the launch of the Budweiser 660ml pack and a very strong 2018 FIFA World Cup RussiaTM execution. Our market share in the premium and super premium segment has further increased in 3Q18, leading to an estimated market share of 24% in August.

A soft top-line performance coupled with a negative mix impact and supply constraints resulted in an EBITDA decline of 11.9% with margin contraction of 418 bps in 3Q18. In 9M18, EBITDA declined by low single digits with slight margin contraction.

China

Our 3Q18 volume grew 1.0% despite an overall negative industry trend, resulting in market share gains, and our revenue grew by 7.4% with revenue per hl growth of 6.4%. In 9M18, revenue grew 6.3% with revenue per hl up 4.4% and volume growth of 1.8%.

Our strong growth momentum since the beginning of the year continued in the third quarter, fueled by successful brand activations over the summer and ongoing premiumization. Budweiser performed very well this quarter, supported by a more balanced growth profile benefiting from increased penetration in more regions of China. Our super premium portfolio continues to deliver strong growth off a meaningful base, led by Corona. Our business in the e-commerce channel continues to be a relevant contributor to growth as this channel is of increasing importance to the Chinese consumer, especially for premium products.

Our EBITDA continues to benefit from favorable top-line growth and brand mix, on top of strong cost discipline and optimized operational processes. In 3Q18, we delivered the strongest results so far this year with EBITDA growth of 22.8% and strong margin expansion of 415 bps to 33.1%. In 9M18, EBITDA grew by 13.0% with margin expansion of 204 bps to 34.7%.

Highlights from our other markets

Canada returned to top-line growth this quarter as a weaker industry was offset by improved share performance and continued revenue per hl growth. Our trade-up strategy is delivering strong results, with the High End Company growing top-line ahead of the industry, led by double-digit volume growth of our local craft brands and share gains of Corona and Stella Artois. Our focus core brands also continue to deliver solid results, with both Bud Light and Michelob Ultra among the fastest growing brands in Canada.

In Peru, we delivered low single digit revenue growth despite a challenging consumer environment that resulted in beer volume declines in the mid-single digits. The healthy revenue result was driven by positive brand mix, led by our global brand portfolio, and revenue management initiatives. Our business in

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Ecuador delivered revenue growth in the mid-single digits with volume growth in the low single digits. We achieved an estimated share of total alcohol gains of 90 bps, driven by successful initiatives across the price ladder including affordability initiatives and increased penetration of our premium brands.

In Latin America South, volumes declined by mid-single digits, primarily due to consumption contraction in Argentina amidst a challenging macroeconomic environment. Despite the difficult environment, the two largest core brands in Argentina, Quilmes Clásica and Brahma, are growing volumes in 9M18 as a result of the successful repositioning of the brands driven by the category expansion framework. Given the macroeconomic pressure on consumers, we have also launched affordable packaging initiatives for both of these brands which are improving penetration. Among our global brands, Stella Artois and Corona exhibited strong volume growth in 9M18. We are excited to have Budweiser back in our portfolio in Argentina and are focused on scaling up the brand. In accordance with IFRS rules, we are required to apply hyperinflation accounting in Argentina as of 1 January 2018. Additional details can be found on page 13.

Within EMEA, Western Europe grew revenue by mid-single digits, with double-digit growth of our global brands. Budweiser led the way, as it benefitted from 2018 FIFA World Cup RussiaTM activations. Corona’s growth was supported by Casa Corona in France and Spain, as well as the Corona Sunset Festivals in the UK and Italy. Our no- and low-alcohol beer (NABLAB) portfolio continues to grow by double-digits with a significant contribution from innovations, including Jupiler Pure Blonde in Belgium. In Africa excluding South Africa, volumes were lower in Tanzania and Uganda, but this was more than offset by continued double-digit volume growth in Zambia and Mozambique. In Nigeria, our volumes grew by double-digits as growth has further accelerated after the opening of our fourth brewery, the largest in Africa outside of South Africa. Budweiser saw very strong growth in the market following its launch during the 2018 FIFA World Cup RussiaTM and is poised well to participate in the country’s increasing premiumization trend.

In Australia, revenue grew by low single digits, despite lower volumes amidst a broader industry decline. In line with our premiumization strategy, growth is driven by our craft and global brand portfolios, especially Corona and Stella Artois, which continues to benefit from the Buy A Lady A Drink campaign as a part of our wider sustainability effort to increase water access in emerging markets. We launched Carlton Zero, our new ‘All Flavour, No Alcohol’ beer, to address a growing consumer trend toward moderation and choice, which received outsized media coverage across the country. Great Northern remains a key growth engine, posting double-digit volume growth once again.

2018 OUTLOOK

(i)

Overall Performance: While recognizing volatility in some of our key markets, we expect to deliver strong Revenue and EBITDA growth in FY18, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category development, and as a consequence, we expect to deliver revenue per hl growth ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation. We remain confident that growth will accelerate in the balance of the year.

(ii)

Synergies: We maintain our 3.2 billion USD synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, 547 million USD was reported by former SAB as of 31 March 2016, and 2 174 million USD was captured between 1 April 2016 and 30 September 2018. The balance of roughly 500 million USD is expected to be captured by October 2020.

(iii)

Net Finance Costs: We expect the average net debt coupon in FY18 to be around 3.7%. Net pension interest expenses and accretion expenses are expected to be approximately 30 and 100 million USD per quarter, respectively. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

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(iv)

Effective Tax Rate: We expect the normalized ETR in FY18 to be in the range of 24% to 26%, excluding any future gains and losses relating to the hedging of our share-based payment programs. This guidance includes the impact of the US tax reform which introduced a lower US corporate tax rate, offset by a broader tax base and new limitations on certain business deductions. The ETR guidance is based upon available interpretation of the US tax reform act and may change as the company receives additional clarification and implementation guidance.

(v)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY18.

(vi)	Debt: Approximately 42% of our gross debt is denominated in currencies other than the US dollar, principally the euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(vii)	Dividends: We expect dividends to be a growing flow over time starting from the rebased level, although growth in the short term is expected to be modest given the importance of deleveraging.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	3Q17	3Q18	Organic
			growth
Revenue	14 740	13 282	4.5%
Cost of sales	-5 546	-4 982	-6.3%
Gross profit	9 194	8 299	3.5%
SG&A	-4 652	-4 173	-1.9%
Other operating income/(expenses)	139	181	83.2%
Normalized profit from operations (normalized EBIT)	4 681	4 308	7.1%
Non-recurring items above EBIT	- 173	- 55
Net finance income/(cost)	-1 135	-1 787
Non-recurring net finance income/(cost)	177	-595
Share of results of associates	88	32
Income tax expense	-1 494	-650
Profit from continuing operations	2 144	1 254
Discontinued operations results	-	-
Profit	2 144	1 254
Profit attributable to non-controlling interest	89	299
Profit attributable to equity holders of AB InBev	2 055	956

Normalized EBITDA	5 733	5 358	7.5%
Normalized profit attributable to equity holders of AB InBev	2 582	1 614

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	9M17	9M18	Organic
			growth
Revenue	41 844	40 369	4.6%
Cost of sales	-16 220	-15 166	-4.1%
Gross profit	25 624	25 203	4.9%
SG&A	-13 431	-12 964	-2.7%
Other operating income/(expenses)	547	514	15.9%
Normalized profit from operations (normalized EBIT)	12 741	12 752	7.7%
Non-recurring items above EBIT	- 460	- 251
Net finance income/(cost)	-4 255	-4 603
Non-recurring net finance income/(cost)	- 34	-1 089
Share of results of associates	213	125
Income tax expense	-2 487	-2 085
Profit from continuing operations	5 716	4 850
Discontinued operations results	28	-
Profit	5 745	4 850
Profit attributable to non-controlling interest	782	939
Profit attributable to equity holders of AB InBev	4 963	3 911

Normalized EBITDA	15 895	15 915	7.1%
Normalized profit attributable to equity holders of AB InBev	5 913	5 219

Revenue

Consolidated revenue grew by 4.5% in 3Q18, driven by revenue management initiatives and continued strong premium brand performance. Revenue per hl grew by 4.2% and on a constant geographic basis by 4.4%. In 9M18, revenue grew by 4.6%, revenue per hl grew by 4.3% and revenue per hl on a constant geographic basis grew by 4.6%.

Cost of Sales (CoS)

CoS increased by 6.3% in 3Q18 and by 5.9% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.9% driven by an increase in commodity prices and partially offset by synergy delivery. In 9M18, total CoS increased by 4.1%, by 3.8% on a per hl basis, and by 4.2% per hl on a constant geographic basis.

Selling, General and Administrative Costs (SG&A)

SG&A grew by 1.9% in 3Q18, and 2.7% in 9M18 with synergy capture and good cost control partially offset by increased sales and marketing investments associated with the 2018 FIFA World Cup RussiaTM in the first half of 2018 and cost phasing.

Other operating income/(expenses)

Other operating income in 3Q18 increased organically by 83.2%, benefitting from government grants received in China and the favorable settlement of a legal claim in Colombia. In 9M18, it grew by 15.9%.

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Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	3Q17	3Q18	9M17	9M18
Restructuring	- 119	- 53	- 407	- 190
Acquisition costs / Business combinations	- 18	- 14	- 43	- 52
Business and asset disposal (including impairment losses)	- 36	12	- 10	- 9

Impact on profit from operations	- 173	- 55	- 460	- 251

Normalized profit from operations in 3Q18 excludes negative non-recurring items of 55 million USD, primarily related to the one-off restructuring costs linked to the SAB integration.

Figure 5. Net finance income/(cost) (million USD)
	3Q17	3Q18	9M17	9M18
Net interest expense	- 999	- 923	-3 056	-2 878
Net interest on net defined benefit liabilities	- 27	- 23	- 82	- 71
Accretion expense	- 149	- 81	- 452	- 258
Mark-to-market	240	- 616	105	- 874
Other financial results	- 200	- 143	- 770	- 521

Net finance income/(cost)	-1 135	-1 787	-4 255	-4 603

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	3Q17	3Q18	9M17	9M18
Share price at the start of the period (Euro)	96.71	86.50	100.55	93.13
Share price at the end of the period (Euro)	101.30	75.22	101.30	75.22
Number of equity derivative instruments at the end of the period (millions)	46.9	46.9	46.9	46.9

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	3Q17	3Q18	9M17	9M18
Mark-to-market (Grupo Modelo combination)	113	- 301	42	- 428
Early termination fee of Bonds	-	-	-	- 244
Other mark-to-market	109	- 294	40	- 417
Other	- 45	-	- 116	-

Non-recurring net finance income/(cost)	177	- 595	- 34	-1 089

Non-recurring net finance costs in 3Q18 include mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-recurring equity derivative instruments
	3Q17	3Q18	9M17	9M18
Share price at the start of the period (Euro)	96.71	86.50	100.55	93.13
Share price at the end of the period (Euro)	101.30	75.22	101.30	75.22
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

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Income tax expense

Figure 9. Income tax expense (million USD)
	3Q17	3Q18	9M17	9M18
Income tax expense	1 494	650	2 487	2 085
Effective tax rate	42.1%	34.7%	31.1%	30.6%
Normalized effective tax rate	16.7%	25.3%	19.1%	26.0%
Normalized effective tax rate before MTM	17.9%	20.3%	19.4%	23.5%

Our normalized effective tax rate increased to 25.3% in 3Q18 from 16.7% in 3Q17 and increased to 26.0% in 9M18 from 19.1% in 9M17. This was mainly due to non-deductible mark-to-market losses and changes in tax legislation in some of the countries in which we operate. Excluding mark-to-market losses, 3Q18 normalized effective tax rate was 20.3%.

Normalized Profit and Profit

Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	3Q17	3Q18	9M17	9M18
Profit attributable to equity holders of AB InBev	2 055	956	4 963	3 911
Non-recurring items, before taxes	173	55	460	251
Non-recurring finance (income)/cost, before taxes	- 177	595	34	1 089
Non-recurring taxes	902	13	866	- 32
Non-recurring non-controlling interest	- 372	- 4	- 381	-
Profit from discontinued operations	-	-	- 28	-

Normalized profit attributable to equity holders of AB InBev	2 582	1 614	5 913	5 219
Normalized profit attributable to equity holders of AB InBev excluding mark-to-market	2 342	2 230	5 808	6 093

Normalized and Basic EPS

Figure 11. Earnings per share (USD)
	3Q17	3Q18	9M17	9M18
Basic earnings per share	1.04	0.48	2.52	1.98
Non-recurring items, before taxes	0.09	0.03	0.23	0.13
Non-recurring finance (income)/cost, before taxes	-0.09	0.30	0.02	0.55
Non-recurring taxes	0.46	0.01	0.44	-0.02
Non-recurring non-controlling interest	-0.19	-	-0.19	-
Profit from discontinued operations	-	-	-0.01	-

Normalized earnings per share	1.31	0.82	3.00	2.64

Figure 12. Key components - Normalized Earnings per share in USD
	3Q17	3Q18	9M17	9M18
Normalized EBIT before hyperinflation	2.38	2.29	6.47	6.58
Hyperinflation impacts in normalized EBIT	-	-0.13	-	-0.13
Normalized EBIT	2.38	2.17	6.47	6.46
Mark-to-market (share-based payment programs)	0.12	-0.31	0.05	-0.44
Net finance cost	-0.69	-0.59	-2.21	-1.89
Income tax expense	-0.30	-0.32	-0.82	-1.07
Associates & non-controlling interest	-0.19	-0.13	-0.48	-0.41

Normalized EPS	1.31	0.82	3.00	2.64
Mark-to-market (share-based payment programs)	-0.12	0.31	-0.05	0.44
Hyperinflation impact in EPS	-	0.03	-	0.03

Normalized EPS before MTM and hyperinflation	1.19	1.16	2.95	3.11

Adoption of hyperinflation accounting has a negative impact of 0.13 USD on normalized EBIT and a positive impact of 0.10 USD on below EBIT, resulting in a net negative impact on Normalized EPS of 0.03 USD.

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Adoption of Hyperinflation accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, we are reporting, starting from the 3Q18 results release, the operations of our Argentinean affiliates applying hyperinflation accounting. The IFRS rules (IAS 29) require us to report the results of our operations in hyperinflationary economies, as if these were highly inflationary as of 1 January 2018, and to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period (i.e. 30 September 2018 closing rate for 9M18 results).

We are presenting the impact of adopting hyperinflation accounting as part of scopes.

In 3Q18 and 9M18 we are reporting -442 million USD impact of hyperinflation accounting on our revenue and -225 million USD impact on our normalized EBITDA. The 3Q18 hyperinflation accounting adjustment results from the combined effect of the indexation to reflect changes in purchasing power on the 9M18 results and the translation of the 9M18 results at the 9M18 closing rate, rather than the average year-to-date rate applied both to the results previously disclosed and the results of the quarter as follows:

Figure. 13 Impact of hyperinflation
Revenue	Restatement YTD	Impact 3Q results	Total 3Q
	June results
Indexation	98	8	106
Closing rate	-484	-64	-548
Total	-386	-56	-442

Normalized EBITDA	Restatement YTD	Impact 3Q results	Total 3Q
	June results
Indexation	34	3	37
Closing rate	-234	-29	-262
Total	-200	-26	-225

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

During 3Q18 and 9M18, the transition to hyperinflation accounting in accordance with the IFRS rules, resulted in 29 million USD monetary adjustment reported in the finance line, a negative impact on the Profit attributable to equity holders of AB InBev of -54 million USD and a negative impact on Normalized EPS of -0.03 USD.

At the time of the FY18 results announcements, we will publish a reference base including the 2018 results per quarter as if we had reported under hyperinflation accounting since 1 January 2018 and the methodology of reporting the impact of hyperinflation going forward.

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Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev
	3Q17	3Q18	9M17	9M18
Profit attributable to equity holders of AB InBev	2 055	956	4 963	3 911
Non-controlling interests	89	299	782	939
Profit	2 144	1 254	5 745	4 850
Discontinued operations results	-	-	- 28	-
Profit from continuing operations	2 144	1 254	5 716	4 850
Income tax expense	1 494	650	2 487	2 085
Share of result of associates	- 88	- 32	- 213	- 125
Net finance (income)/cost	1 135	1 787	4 255	4 603
Non-recurring net finance (income)/cost	- 177	595	34	1 089
Non-recurring items above EBIT (incl. non-recurring impairment)	173	55	460	251
Normalized EBIT	4 681	4 308	12 741	12 752
Depreciation, amortization and impairment	1 052	1 049	3 154	3 162
Normalized EBITDA	5 733	5 358	15 895	15 915

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

INTERIM DIVIDEND

The AB InBev board has approved an interim dividend of 0.80 EUR per share for the fiscal year 2018.

	Ex-coupon Date	Record Date	Payment Date
Euronext: ABI	27 November 2018	28 November 2018	29 November 2018
MEXBOL: ANB	27 November 2018	28 November 2018	29 November 2018
JSE: ANH	28 November 2018	30 November 2018	03 December 2018
NYSE: BUD (ADR Program)	27 November 2018	28 November 2018	21 December 2018
Restricted Shares	27 November 2018	28 November 2018	29 November 2018

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NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The impact of adopting hyperinflation accounting in Argentina effective 1 January 2018 is presented as a scope change.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across 22 countries.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. On 30 March 2018 the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses was completed. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method, as of that date. The results of the former SAB CEE business are presented as “discontinued operations result” until their disposal on 31 March 2017. Values in the figures and annexes may not add up, due to rounding.

3Q18 and 9M18 EPS is based upon a weighted average of 1,975 million shares compared to a weighted average of 1,970 million shares for 3Q17 and 9M17.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTES

The third quarter 2018 (3Q18) and nine months (9M18) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9 to 11 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2018, which have been reviewed by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 6, 8 and 12 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2018 (except for the volume information).

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CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Thursday, 25 October 2018:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

https://bit.ly/2ClFl4j

Conference call (with interactive Q&A)

https://bit.ly/2uGfb9e

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@gmodelo.com.mx	Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten Tel: +32 16 276 608 E-mail: ingvild.vanlysebetten@ab-inbev.com	Jency John Tel: +1 646 746 9673 E-mail: jency.john@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	3Q17	Scope	Currency	Organic	3Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	161 045	-15 205	-	348	146 187	0.2%
of which AB InBev own beer	132 725	-3 714	-	617	129 628	0.5%
Revenue	14 740	-1 261	-817	620	13 282	4.5%
Cost of sales	-5 546	578	301	-316	-4 982	-6.3%
Gross profit	9 194	-683	-516	304	8 299	3.5%
SG&A	-4 652	314	247	- 83	-4 173	-1.9%
Other operating income/(expenses)	139	- 28	- 30	100	181	83.2%
Normalized EBIT	4 681	- 396	-298	322	4 308	7.1%
Normalized EBITDA	5 733	- 419	-372	416	5 358	7.5%
Normalized EBITDA margin	38.9%				40.3%	116 bps

North America	3Q17	Scope	Currency	Organic	3Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	30 109	15	-	-139	29 985	-0.5%
Revenue	4 120	4	- 18	56	4 162	1.4%
Cost of sales	-1 500	7	5	- 57	-1 545	-3.8%
Gross profit	2 621	10	- 13	- 1	2 617	-
SG&A	-1 115	- 19	7	- 30	-1 157	-2.6%
Other operating income/(expenses)	3	-	-	8	11	274.7%
Normalized EBIT	1 508	- 9	- 5	- 23	1 471	-1.5%
Normalized EBITDA	1 724	- 9	- 6	- 38	1 671	-2.2%
Normalized EBITDA margin	41.8%				40.1%	-147 bps

Latin America West	3Q17	Scope	Currency	Organic	3Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	28 012	- 4	-	454	28 462	1.6%
Revenue	2 400	1	- 80	151	2 472	6.3%
Cost of sales	- 652	- 3	26	- 56	- 685	-8.5%
Gross profit	1 748	- 3	- 54	95	1 788	5.5%
SG&A	- 764	2	26	41	- 695	5.4%
Other operating income/(expenses)	- 3	-	-	48	45	-
Normalized EBIT	981	-	- 27	184	1 137	18.8%
Normalized EBITDA	1 137	-	- 33	200	1 303	17.6%
Normalized EBITDA margin	47.4%				52.7%	502 bps

Latin America North	3Q17	Scope	Currency	Organic	3Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	27 943	- 52	-	-687	27 204	-2.5%
Revenue	2 276	- 7	-392	83	1 960	3.7%
Cost of sales	- 916	3	145	35	- 733	3.8%
Gross profit	1 360	- 4	-247	118	1 227	8.7%
SG&A	- 736	1	129	1	- 604	0.2%
Other operating income/(expenses)	74	-	- 14	- 10	50	-13.0%
Normalized EBIT	698	- 2	-132	110	673	15.7%
Normalized EBITDA	906	- 2	-167	105	841	11.6%
Normalized EBITDA margin	39.8%				42.9%	304 bps

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Latin America South	3Q17	Scope	Currency	Organic	3Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	7 811	22	-	- 389	7 444	-5.1%
Revenue	764	-449	- 244	103	175	13.8%
Cost of sales	- 287	121	88	- 41	- 119	-14.5%
Gross profit	478	-328	- 156	62	56	13.3%
SG&A	- 175	99	65	- 40	- 52	-23.5%
Other operating income/(expenses)	2	-10	-	-	-9	-13.2%
Normalized EBIT	305	- 240	- 91	21	- 5	7.2%
Normalized EBITDA	359	- 223	- 114	50	72	14.4%
Normalized EBITDA margin	46.9%				41.1%	25 bps

EMEA	3Q17	Scope	Currency	Organic	3Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	35 828	-14 888	-	862	21 803	4.1%
of which AB InBev own beer	22 675	-3 434	-	905	20 147	4.7%
Revenue	2 876	- 832	- 46	97	2 095	4.8%
Cost of sales	-1 250	475	21	- 114	- 869	-15.3%
Gross profit	1 626	- 357	- 25	- 17	1 227	-1.4%
SG&A	- 905	241	15	- 21	- 670	-3.2%
Other operating income/(expenses)	33	-8	1	15	42	58.8%
Normalized EBIT	755	- 125	- 8	- 24	598	-3.6%
Normalized EBITDA	969	- 162	- 13	- 7	786	-0.9%
Normalized EBITDA margin	33.7%				37.5%	-216 bps

Asia Pacific	3Q17	Scope	Currency	Organic	3Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	31 037	7	-	246	31 290	0.8%
Revenue	2 221	9	- 35	115	2 310	5.2%
Cost of sales	- 870	- 5	13	- 82	- 944	-9.4%
Gross profit	1 351	4	- 21	33	1 366	2.4%
SG&A	- 759	- 3	8	3	- 750	0.4%
Other operating income/(expenses)	20	-1	- 1	24	43	124.9%
Normalized EBIT	612	-	- 14	60	658	9.9%
Normalized EBITDA	755	-	- 16	110	849	14.6%
Normalized EBITDA margin	34.0%				36.8%	304 bps

Global Export and Holding	3Q17	Scope	Currency	Organic	3Q18	Organic
Companies			Translation	Growth		Growth
Total volumes (thousand hls)	304	-305	-	1	-	-
Revenue	81	14	-3	15	107	18.7%
Cost of sales	- 70	- 19	2	-	- 88	-0.1%
Gross profit	10	-5	-1	15	19	247.3%
SG&A	- 198	-7	- 3	-37	- 244	-18.5%
Other operating income/(expenses)	10	- 9	- 17	15	-	-
Normalized EBIT	- 178	- 20	- 20	-6	- 225	-3.3%
Normalized EBITDA	- 117	- 23	-22	- 3	- 164	-2.2%

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Annex 2
AB InBev Worldwide	9M17	Scope	Currency	Organic	9M18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	466 595	-43 151	-	1 259	424 703	0.3%
of which AB InBev own beer	380 938	-7 643	-	2 317	375 612	0.6%
Revenue	41 844	-2 682	- 623	1 829	40 369	4.6%
Cost of sales	-16 220	1 454	210	- 610	-15 166	-4.1%
Gross profit	25 624	-1 228	- 413	1 220	25 203	4.9%
SG&A	-13 431	674	135	- 342	-12 964	-2.7%
Other operating income/(expenses)	547	- 88	- 22	76	514	15.9%
Normalized EBIT	12 741	- 642	-300	954	12 752	7.7%
Normalized EBITDA	15 895	- 726	- 347	1 092	15 915	7.1%
Normalized EBITDA margin	38.0%				39.4%	92 bps

North America	9M17	Scope	Currency	Organic	9M18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	87 265	76	-	-2 730	84 612	-3.1%
Revenue	11 906	19	27	- 149	11 803	-1.3%
Cost of sales	-4 387	18	- 10	- 10	-4 389	-0.2%
Gross profit	7 520	37	18	- 160	7 415	-2.1%
SG&A	-3 289	- 52	- 10	- 26	-3 378	-0.8%
Other operating income/(expenses)	22	-	-	- 10	12	-46.0%
Normalized EBIT	4 253	- 15	7	- 196	4 049	-4.6%
Normalized EBITDA	4 873	- 14	8	- 227	4 640	-4.7%
Normalized EBITDA margin	40.9%				39.3%	-141 bps

Latin America West	9M17	Scope	Currency	Organic	9M18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	81 200	- 25	-	3 897	85 071	4.8%
Revenue	6 660	-1	8	634	7 301	9.5%
Cost of sales	-1 878	- 8	-	- 184	-2 069	-9.7%
Gross profit	4 782	- 9	8	450	5 232	9.4%
SG&A	-2 136	9	-2	- 9	-2 139	-0.4%
Other operating income/(expenses)	31	-	1	39	70	127.4%
Normalized EBIT	2 677	-	6	480	3 163	18.0%
Normalized EBITDA	3 135	-	7	511	3 652	16.3%
Normalized EBITDA margin	47.1%				50.0%	291 bps

Latin America North	9M17	Scope	Currency	Organic	9M18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	84 493	-177	-	-2 966	81 350	-3.5%
Revenue	6 641	-23	- 613	289	6 295	4.4%
Cost of sales	-2 736	10	228	117	-2 382	4.3%
Gross profit	3 905	-12	- 385	406	3 913	10.4%
SG&A	-2 146	4	203	- 100	-2 038	-4.7%
Other operating income/(expenses)	232	-	- 23	- 1	207	-0.6%
Normalized EBIT	1 990	- 8	- 205	305	2 082	15.4%
Normalized EBITDA	2 605	- 8	- 261	306	2 642	11.8%
Normalized EBITDA margin	39.2%				42.0%	279 bps

ab-inbev.com	19

Press Release
Brussels / 25 October 2018 / 7.00am CET

Latin America South	9M17	Scope	Currency	Organic	9M18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	23 630	43	-	436	24 110	1.9%
Revenue	2 287	-446	- 518	480	1 803	21.2%
Cost of sales	- 853	115	174	- 137	- 702	-16.2%
Gross profit	1 434	-331	- 344	342	1 102	24.2%
SG&A	- 569	92	137	- 133	- 473	-23.6%
Other operating income/(expenses)	5	-13	-2	6	-4	130.4%
Normalized EBIT	870	- 252	- 209	215	624	25.1%
Normalized EBITDA	1 025	- 234	- 250	266	806	26.4%
Normalized EBITDA margin	44.8%				44.7%	192 bps

EMEA	9M17	Scope	Currency	Organic	9M18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	105 454	-42 683	-	922	63 692	1.5%
of which AB InBev own beer	65 277	-7 269	-	938	58 946	1.6%
Revenue	8 022	-2 291	246	214	6 190	3.7%
Cost of sales	-3 656	1 365	- 88	- 213	-2 592	-9.5%
Gross profit	4 366	- 926	158	-	3 598	-
SG&A	-2 605	657	- 94	- 39	-2 081	-2.0%
Other operating income/(expenses)	75	- 11	4	21	89	33.2%
Normalized EBIT	1 836	- 281	68	- 18	1 606	-1.1%
Normalized EBITDA	2 458	- 381	90	32	2 199	1.6%
Normalized EBITDA margin	30.6%				35.5%	-77 bps

Asia Pacific	9M17	Scope	Currency	Organic	9M18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	83 605	73	-	1 713	85 391	2.0%
Revenue	6 077	27	228	344	6 677	5.7%
Cost of sales	-2 500	- 14	-99	- 160	-2 773	-6.4%
Gross profit	3 577	13	129	185	3 904	5.2%
SG&A	-2 008	- 11	-75	- 20	-2 114	-1.0%
Other operating income/(expenses)	102	-1	5	20	126	20.0%
Normalized EBIT	1 671	1	60	185	1 917	11.1%
Normalized EBITDA	2 167	1	81	216	2 466	10.0%
Normalized EBITDA margin	35.7%				36.9%	145 bps

Global Export and Holding	9M17	Scope	Currency	Organic	9M18	Organic
Companies			Translation	Growth		Growth
Total volumes (thousand hls)	948	-458	-	-13	478	-2.7%
Revenue	251	33	-2	17	300	7.0%
Cost of sales	- 210	-33	4	- 21	- 260	-10.0%
Gross profit	41	-	2	- 4	40	-8.7%
SG&A	- 678	-25	- 25	-14	- 741	-2.1%
Other operating income/(expenses)	81	- 63	- 6	1	13	3.7%
Normalized EBIT	- 555	- 88	- 28	- 17	- 688	-2.7%
Normalized EBITDA	- 367	- 89	-22	- 13	- 491	-2.8%

ab-inbev.com	20